SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D/A
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 4)
Atna Resources Ltd.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
04957F101
(CUSIP Number)
Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida, 34102 (Tel.) (239) 262-8577

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 11, 2011
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☑.
Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)
Page 1 of 5 pages

[1]	The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	04957F101	13D/A4	Page	2	of	5

1	NAME OF REPORTING PERSON Lloyd I. Miller, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	PF-AF-OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		9,787,133

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		9,787,133

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	9,787,133

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.7%

14	TYPE OF REPORTING PERSON *

	IN-IA-OO
*      SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D/A4
This constitutes Amendment No. 4 to the statement on Schedule 13D (the “Amendment No. 4”) filed on behalf of Lloyd I. Miller III (“Miller” or the “Reporting Person”), dated and filed January 7, 2011, as amended (the “Statement”), relating to the common stock, without par value per share, of Atna Resources Ltd. (the “Company” or “Atna”). The Company’s principal executive offices are located at 14142 Denver West Parkway, Suite 250, Golden, Colorado 80401. This Amendment No. 4 is being filed to report that since the filing of Amendment No. 3 to the Statement, dated May 12, 2011, a material change occurred in the percentage of the shares of Company common stock (the “Shares”) beneficially owned by Miller. Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.
Item 3.      Source and Amount of Funds or Other Consideration

Item 3	of the Statement is hereby amended and restated in its entirety as follows:
     Miller is the investment advisor to Trusts A-4 and Trust C (collectively, the “Trusts”). The Trusts were created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the “Trust Agreement”). Pursuant to a Declaratory Judgment, signed by the Honorable Wayne F. Wilke for the Court of Common Pleas, Probate Division, Hamilton County, Ohio, on October 27, 1992, Trust A was split into four separate trusts, one of which was Trust A-4. The Trusts were further reformed by Order of the Delaware Chancery Court dated December 23, 2010, such Order naming Miller as investment adviser to the Trusts with enumerated powers. All of the Shares purchased by Trust A-4 were purchased with funds generated and held by Trust A-4. The aggregate purchase price for the Shares purchased by Trust A-4 was $1,151,411.68. All of the Shares purchased by Trust C were purchased with funds generated and held by Trust C. The aggregate purchase price for the Shares purchased by Trust C was $397,944.47.
     Miller is the manager of Milfam LLC, an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC, dated as of December 10, 1996. Milfam LLC is the general partner of Milfam II L.P. (“Milfam II”), a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam II L.P., dated December 11, 1996. All of the Shares Miller is deemed to beneficially own as the manager of the general partner of Milfam II were purchased with money contributed to Milfam II by its partners or money generated and held by Milfam II. The aggregate purchase price for the Shares purchased by Milfam II was $3,248,696.43.
     Miller is the settlor of an individual retirement trust account (the “IRA”). All of the Shares held by the IRA were purchased with personal funds generated and contributed to the IRA by Miller. The purchase price for the Shares held by the IRA was $6,177.29.
     Pursuant to an Irrevocable Trust Agreement MILGRAT I (V6) (“MILGRAT I (V6)”), dated as of November 20, 2009, Miller was named as the trustee to MILGRAT I (V6). All of the Shares Miller is deemed to beneficially own as trustee of MILGRAT I(V6) were contributed to MILGRAT I (V6) by its grantor, Catherine C. Miller.

Item 5 .      Interest in Securities of the Issuer
Item 5 of the Statement is hereby amended and restated in its entirety as follows:
     (a) Miller may be deemed to beneficially own 9,787,133 Shares, which is equal to approximately 9.7% of the total number of outstanding Shares, based on the Company’s Form 6-F filed on April 14, 2011. As of the date hereof, 2,137,291 of the Shares beneficially owned by Miller are owned of record by Trust A-4, 936,215 of the Shares beneficially owned by Miller are owned of record by Trust C, 10,304 of the Shares beneficially owned by Miller are owned of record by the IRA, 901,602 of the Shares beneficially owned by Miller are owned of record by MILGRAT I (V6), and 5,801,721 of the Shares beneficially owned by Miller are owned of record by Milfam II.
     (b) Miller may be deemed to have sole voting and dispositive power for all such shares held of record by Trust A-4, Trust C, MILGRAT I (V6), the IRA and Milfam II.
     (c) The following table details the transactions effected by Miller in the past 60 days:

	Trust A-4
Date of Transaction	Number of Shares Sold	Price Per Share
August 11, 2011	1,261,500	$0.77

	Milfam II L.P.
Date of Transaction	Number of Shares Sold	Price Per Share
August 11, 2011	1,261,500	$0.77
     (d) Persons other than Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.
     (e) Not Applicable.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Dated: August 12, 2011

By:	/s/ Lloyd I. Miller, III
Lloyd I. Miller, III